

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

August 27, 2009

Mr. W. Gordon Lancaster
Chief Financial Officer
Ivanhoe Energy Inc.
654-999 Canada Place
Vancouver, British Columbia,
Canada V6C 3E1

> **Re:** **Ivanhoe Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 0-30586**

Dear Mr. Lancaster:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director